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                         December 22, 2020

       Patrick J. Guido
       Senior Vice President and Chief Financial Officer
       Asbury Automotive Group, Inc.
       2905 Premiere Parkway NW, Suite 300
       Duluth, Georgia 30097

                                                        Re: Asbury Automotive
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 8-K Furnished
October 27, 2020
                                                            File No. 001-31262

       Dear Mr. Guido:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Furnished October 27, 2020

       Exhibit 99.1

   1.                                                   We note multiple
Non-GAAP financial measures were described as "record"
                                                        performance while their
respective most directly comparable GAAP measures had no such descriptions or were
omitted. In addition, multiple Non-GAAP financial measures were presented in headlines
and/or captions without the most directly comparable GAAP
                                                        measures. Please revise
to present the most directly comparable GAAP measures with
                                                        equal or greater
prominence. Refer to Item 10(e)(i)(a) of Regulation S-K and Question
                                                        102.10 of the Staff's
Compliance and Disclosure Interpretation on Non-GAAP Financial
                                                        Measures.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Patrick J. Guido
Asbury Automotive Group, Inc.
December 22, 2020
Page 2

absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Robert Shapiro at 202-551-3273 with any questions.



FirstName LastNamePatrick J. Guido                     Sincerely,
Comapany NameAsbury Automotive Group, Inc.
                                                       Division of Corporation
Finance
December 22, 2020 Page 2                               Office of Trade &
Services
FirstName LastName